SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Registered Public Accounting Firm

Nominating and Corporate Governance Committee
Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Birmingham, Alabama
June 18, 2004

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets

Cash	$ 350,407	$ 37,985
Investments, at fair value	465,945,672	403,756,840
Contributions receivable	3,075,267	3,310,565
Interest and dividend income receivable	197,106	203,994

Net assets available for benefits	$ 469,568,452	$ 407,309,384

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2003

Additions:
Contributions from employers	$ 17,192,057
Contributions from employees	22,298,679
Dividend income	10,091,286
Interest income	268,002
Transfer from affiliate plan	352
Net appreciation in fair value of investments	52,140,020

101,990,396

Deductions:
Distributions to participants	39,614,663
Other disbursements	116,665

Net increase	62,259,068

Net assets available for benefits at beginning of year	407,309,384

Net assets available for benefits at end of year	$ 469,568,452

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation

Marketable securities are stated at aggregate fair value as determined by Regions Morgan Keegan Trust (the trustee). Regions Morgan Keegan Trust is a trade name shared by Regions Morgan Keegan Trust, F.S.B., an indirect wholly owned subsidiary of Regions Financial Corporation and the Trust Division of Regions Bank, a subsidiary of Regions Financial Corporation (the Company). Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. The participant loans are valued at their outstanding balance, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have at least three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan, and defer up to 100% of payments from Regions Profit Sharing Bonus Plan subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All employees who are eligible to make elective deferrals under this plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions. The Company contributes matching contributions based on years of service, up to 3% of pretax annual compensation. The Company also contributes profit-sharing amounts and 401(K) contributions at the option of the Company's board of directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. In addition, the Company annually grants eligible participants profit sharing bonuses, which the participant can elect to receive in cash, 401(k) allocation, or a percentage in each source, based on 10% increments. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The Company used $579,674 in forfeited balances of terminated employees to reduce 2004 Company match contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The remaining balance in the forfeitures account was $0 as of year-end.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(K) contribution and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account or can roll the amount over into another qualified plan, or upon death, disability or retirement, elect to receive annual installments over a 10-year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

Regions Morgan Keegan Trust serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. All investments held by the Plan are participant directed. Regions Morgan Keegan Trust serves as the investment adviser to the Regions mutual funds, which are managed by Federated Securities Corporation, in Pittsburgh, Pennsylvania. The Regions Financial Stock Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Financial Stock Fund's fair value is based on the quoted market price of the common stock of Regions Financial Corporation.

During 2003 the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation (Depreciation)
in Fair Value of Investment

RMK Select Balanced Fund	$ 7,461,300
RMK Select Ltd. Maturity Government Fund	(620,606)
RMK Select Growth Fund	14,316,104
RMK Select Value Fund	4,282,177
RMK Select Fixed Income Fund	(441,349)
RMK Select Aggressive Growth Fund	12,286,169
RMK Select Strategic Equity Fund	152,018
RMK Select High Income Fund	70,875
RMK Select Intermediate Bond Fund	(23,366)
Regions Financial Stock Fund	12,861,887
AIM Small Cap Growth Fund	386,563
Federated International Max Cap Inst Fund	357,878
Federated International Equity Fund	686,480
Fidelity Adv Divers International Fund	363,890

$52,140,020

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (cont.)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2003	2002

RMK Select Balanced Fund	$ 71,203,160	$ 64,244,510
RMK Select Ltd. Maturity Government Fund	28,770,114	30,769,121
RMK Select Growth Fund	65,649,088	50,538,048
RMK Select Value Fund	24,181,804	19,941,934
RMK Select Fixed Income Fund	19,103,685	23,148,166
RMK Select Aggressive Growth Fund	48,195,397	31,126,152
RMK Select Treasury Money Market Fund	54,481,227	60,054,822
Regions Financial Stock Fund	133,545,535	115,063,774

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

During the years ended December 31, 2003 and 2002, substantially all investment transactions were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions. The Regions Financial Stock Fund consists primarily of Regions common stock and is, therefore, considered a related party.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

6. Transfer from Affiliate Plan

During the year ended December 31, 2003, $352 of net assets was transferred at fair value to the Plan from an affiliate plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Regions Financial Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4I
Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, (Including Maturity Date, Rate of Interest and Par Value)	(e) Current Value

*	RMK Select	Balanced Fund	$ 71,203,160
*	RMK Select	Ltd. Maturity Government Fund	28,770,114
*	RMK Select	Growth Fund	65,649,088
*	RMK Select	Value Fund	24,181,804
*	RMK Select	Fixed Income Fund	19,103,685
*	RMK Select	Aggressive Growth Fund	48,195,397
*	RMK Select	Strategic Equity Fund	1,166,371
*	RMK Select	High Income Fund	3,192,220
*	RMK Select	Intermediate Bond Fund	1,191,419
*	RMK Select	Treasury Money Market Fund	54,481,227
*	Regions	Financial Stock Fund	133,545,535
	Fidelity	Adv Divers International Fund	4,438,016
	Federated International	Max Cap Inst Fund	2,430,360
	AIM	Small Cap Growth Fund	2,991,369
	Loans to Participants	Interest rates range from 4% to 10%	5,405,907

			$465,945,672

* Indicates party-in-interest to the Plan.

Column (d) has not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 28, 2004

By: /s/ Harry J. Dinken

Harry J. Dinken
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Registered Public Accounting Firm's Consent